

Corrected
May 2, 2014

Via E-mail
Mr. Dominic J. Caruso
Chief Financial Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

> **Re:**   **Johnson & Johnson**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 001-03215**

Dear Mr. Caruso:

We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Exhibit 13
Notes to Consolidated Financial Statements

8. Income Taxes, page 36

1. You state "The decrease in the 2013 effective tax rate as compared to 2012 was attributable to a tax benefit associated with the write-off of assets for tax purposes associated with Scios Inc., increased taxable income in lower tax jurisdictions relative to higher tax jurisdictions…". Please provide us an analysis that explains:
   - What caused the write-off of assets for tax purposes related to Scios, why the tax benefit was recognized in fourth quarter of 2013, and when the assets were written off for financial reporting purposes; and
   - What caused the increased taxable income in lower tax jurisdictions relative to higher tax jurisdictions and whether you expect this trend to continue.

19. Selected Quarterly Financial Data, page 50

2. You disclose that you recognized after-tax charges for net litigation expense of $391 million, $308 million, $720 million and $227 million in each of the four quarters in 2013. Tell us:
   - The nature of these expenses and confirm if they relate to product liability expenses described in your accounting policy;
   - How you determined the pre-tax amount required to be recognized in each quarter and why such amounts were not required to be recognized in an earlier period;
   - Why you are unable to determine an estimate of the possible loss or range of loss beyond the amounts already accrued; and
   - Your consideration of disclosing pre-tax amounts for those items disclosed in the notes to the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Torney, Staff Accountant, at (202) 551-3652 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant